Listed on the Toronto Stock Exchange:CBD

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 03-12

 June 16, 2003

CUMBERLAND ANNOUNCES DRILLING PROGRAM ON MELIADINE EAST INTERSECTS NUMEROUS KIMBERLITE BODIES

CUMBERLAND RESOURCES LTD. (TSX-CBD) and COMAPLEX MINERALS CORP. (TSX-CMF) are pleased to announce that the diamond drilling program on the Meliadine East Project has been successfully completed with kimberlite intersected in 14 of the 16 holes completed.  The Meliadine East Project, located 20 km north of the hamlet of Rankin Inlet, Nunavut, is a 50%-50% Joint Venture with Comaplex Minerals Corp.  The 1650 meter drill program was designed to test discrete magnetic targets outlined by an airborne geophysical survey flown in the fall of 2002.

A total of 16 holes were drilled on 12 different magnetic targets that represent a variety of geophysical responses.  The initial drill holes in the program were vertical in orientation, with the later holes drilled at an angle to pass through the pipes and into the host rock sediments.  Due to the very limited drilling completed to date on any one pipe, the exact shape of the pipes are not known at this time.

The bulk of the kimberlitic core is tentatively interpreted to be macrocrystic hypabyssal facies kimberlite.  Sections of heterolithic breccia composed of sediment host rock fragments in a kimberlite matrix are locally present and are interpreted as wallrock breccias.  Visually observed indicator minerals are of the same species and abundance as those recovered in the till samples taken in the 2002 summer exploration program.

The core is presently being logged and mapped and select sections of the kimberlite intersections from each hole will be sent to the Saskatchewan Research Lab in Saskatoon for caustic fusion diamond analysis.  Samples are also being collected for additional kimberlite indicator work and petrographic description.

Dr. Peter LaCouteur, Qualified Person for the project, is managing the program for the Joint Venture.  Dr. Herman Grutter of Mineral Services Canada of Vancouver was also on site for the last week of the program.  Both geologists have extensive diamond exploration experience in Canada and South Africa.

Cumberland is well financed with approximately $16.0 million in working capital and is positioning itself to become a mid-tier level gold producer by advancing the Meadowbank project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.